

Mail Stop 4631

August 3, 2010

via U.S. mail and facsimile

Aditya Mittal, CFO
ArcelorMittal
19, Avenue de la Liberte
L-2930 Luxembourg
Grand Duchy of Luxebourg

> **RE: ArcelorMittal**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed February 12, 2010**
> **Form 6-K Filed July 28, 2010**
> **File No. 333-146371**

Dear Mr. Mittal:

We have reviewed your response letter dated July 21, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 2: Summary of Significant Accounting Policies, page F-15

Goodwill and negative goodwill, page F-16

2. We note that you test goodwill for impairment at your operating segment level, which you note is the lowest level at which goodwill is monitored by management. Please confirm to us that the segment managers of your operating segments, as defined in paragraph 9 of IFRS 8, do not receive financial information at a level below the operating segments, as defined in paragraph 5 of IFRS 8. Otherwise, please tell us how you determined that the lowest level management monitors goodwill is the operating segment level.

Note 9: Property, Plant and Equipment, page F-40

3. We note your responses to comments 3 and 14 in our letter dated July 7, 2010. Specifically, we note that the assets related to the idled operations were written down to salvage value rather than the value in use amount. Please revise the disclosures you have provided within Note 9 to clarify this point. Currently, the disclosures indicate that all impairment charges, including those related to the idled assets, was based on the value in use amount.

Form 6-K Filed on July 28, 2010

4. We note your presentation of EBITDA on a consolidated basis, at the reportable segment level and by geography in your news release for the June 30, 2010 quarterly results. In future filings, please ensure that your presentation of these non-GAAP measures fully comply with the presentation and disclosure requirements of Item 10(e) of Regulation S-K. Specifically, it appears EBITDA has been given greater prominence than net income presented in accordance with IFRS. Please also provide a reconciliation of EBITDA presented on a consolidated basis, at the reportable segment level and by geography to net income presented in accordance with IFRS for each presentation level. Refer to Questions 103.01 – 103.02 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance. Finally, please provide investors with an understanding as to the purpose of the presentation of the non-GAAP measures and why management believes the presentations are useful. To the applicable, please also disclose the purposes for which management uses the non-GAAP measures. Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 106.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief